December 11, 2023

Securities and Exchange Commission

Division of Corporate Finance
Disclosure Review Program

100 F Street, NE

Washington, D.C. 20549

Attn:  Marion Graham and Jennifer Zepralka

Re:	Merit Medical Systems, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2023
File No. 000-18592

Dear Ms. Graham and Ms. Zepralka:

Merit Medical Systems, Inc. (the “Company”), is in receipt of a letter dated November 9, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filing. To facilitate the Staff’s review, we have reproduced the text of each of the Staff’s comments in italics below, and our respective responses appear immediately below each comment.

Comment:

1.

Please ensure that the amounts included in the pay versus performance table with respect to your total shareholder return and your peer group total shareholder return are presented as dollar figures and not as percentages. Refer to Regulation S-K Item 402(v)(2)(iv).

Response: The Company will ensure that the amounts included in the pay versus performance table with respect to total shareholder return and peer group total shareholder return are presented as dollar figures and not as percentages in its future proxy statement disclosures.

Comment:

2.

It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: The Company will ensure that the relationship disclosures required by Regulation S-K Item 402(v)(b) are included in its future proxy statement disclosures.  The Company will also ensure that these disclosures are separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and include a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv).

December, 2023

Securities and Exchange Commission

Division of Corporate Finance

Disclosure Review Program

Comment:

3.

Please provide a Tabular List that includes your Company-Selected Measure and at least three, and up to seven, financial performance measures, which represent the most important financial performance measures that you use to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to company performance. Refer to Regulation S-K Item 402(v)(6).

Response: The Company will ensure that its future proxy statement disclosures include a Tabular List that includes our Company-Selected Measure and at least three, and up to seven, financial performance measures, which represent the most important financial performance measures that we use to link compensation actually paid to our named executive officers, for the most recently completed fiscal year, to company performance.

Comment:

4.

We note your disclosure that your peer group total shareholder return is based on "NASDAQ Stocks (SIC 3840-3849 US Companies Surgical, Medical, and Dental Instruments and Supplies)." It is unclear whether such peer group is a published industry or line-of-business index. If it is not, please ensure that you disclose in a footnote the identity of the issuers composing the group. Refer to Regulation S-K Item 402(v)(2)(iv).

Response: The Company will ensure that its peer group total shareholder return disclosure in future proxy statements clearly indicates whether it has been derived from a published industry or line-of-business index.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Brian G. Lloyd
Brian G. Lloyd
Chief Legal Officer
Merit Medical Systems, Inc.